Exhibit 99.1

SAP SE Annual General Meeting of Shareholders on May 20, 2020, to be held as a virtual event

WALLDORF, Germany — April 9, 2020 — SAP SE (NYSE: SAP) today announced that its annual general meeting of shareholders (AGM) on May 20, 2020, will be held as a virtual meeting without physical presence of shareholders or their proxies.

This decision was taken by the Executive Board and Supervisory Board of SAP SE according to the recently enacted German emergency legislation to cope with the COVID-19 crisis. This legislation permits listed companies to hold virtual AGMs.

SAP has explored all possibilities to conduct the AGM while ensuring the health of shareholders, employees, and service providers. Holding a virtual shareholder meeting reflects the best possible outcome given the uncertainty caused by the ongoing COVID-19 crisis.

By maintaining the originally scheduled date of the AGM, the dividend if approved will still be due for payment on May 26, 2020. The dividend proposal of €1.58 per share remains unchanged.

Shareholders can exercise their voting rights and granting power of attorney via electronic communication. This does not affect the previously existing options for exercising voting rights by postal vote as well as granting power of attorney by post or fax. Shareholders who have duly applied for the AGM and furnished proof of their shareholding will be able to submit questions via electronic communication through May 17, 2020. The event will be broadcast live at www.sap.com/agm. Further details will be published in the AGM invitation and materials, as well as on the Web site www.sap.com/agm.

In addition, SAP also announced that it has completed its share buyback program of approximately €1.5 billion in the first quarter of 2020. SAP bought back 14,070,538 shares at an average price of approximately €106.04 between February 20 and March 19, 2020. SAP does not plan to conduct further share buybacks in 2020.

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About SAP

As the Experience Company powered by the Intelligent Enterprise, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want — without disruption. Our end-to-end suite of applications and services enables more than 440,000 business and public customers to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Marcus Winkler	+49 (6227) 7-67497	marcus.winkler@sap.com, CET

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward -looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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